Exhibit 99.1

SILVERCORP METALS INC.
Suite 1378 – 200 Granville Street
Vancouver, British Columbia, Canada V6C 1S4

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting (the “Meeting”) of the shareholders (the “Shareholders”) of Silvercorp Metals Inc. (the “Company”) will be held at the offices of the Company located at Suite 1378-200 Granville Street, Vancouver, British Columbia, V6C 1S4, Canada, on Friday, September 19, 2014 at 10:00a.m (Vancouver time), and at any adjournment or postponement thereof, for the following purposes:

1.	to receive the report of the directors;

2.	to receive the audited financial statements of the Company for the year ended March 31, 2014, together with the report of the auditor thereon;

3.	to fix the number of directors at seven;

4.	to elect directors of the Company for the ensuing year;

5.	to re-appoint Deloitte LLP, Chartered Accountants, as auditor for the Company for the ensuing year and to authorize the directors to fix the auditor’s remuneration;

6.

to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution approving, ratifying and re-confirming the terms of the shareholder rights plan set forth in the Amended and Restated Shareholder Rights Plan Agreement dated September 23, 2011 between the Company and Computershare Investor Services Inc., and approving the issuance of all rights pursuant to such Amended and Restated Shareholder Rights Plan Agreement;

7.	to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution approving, ratifying and confirming the Company’s advance notice policy; and

8.	to transact such other business as may properly be brought before the Meeting or at any adjournment thereof.

Only Shareholders of record on August 5, 2014, are entitled to receive notice of and vote at the Meeting or at any adjournments thereof.

Registered Shareholders are entitled to vote at the Meeting either in person or by proxy. Registered Shareholders who are unable to attend the Meeting are requested to read, complete, sign, date and return the accompanying form of Proxy and deliver it to the Company’s Transfer Agent, Computershare Investor Services Inc., in accordance with the instructions set out in the form of Proxy and the Management Information Circular accompanying this Notice. Shareholders who hold their shares in the Company through a broker or intermediary are not registered Shareholders and should refer to the accompanying Management Information Circular for instructions on how to vote their shares.

As described in the notice and access notification mailed to shareholders of the Company, the Company will, in accordance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), deliver this Notice, the Management Information Circular and the form of proxy or voting instruction form, as applicable (collectively, the “Meeting Materials”) to Shareholders by posting the Meeting Materials at www.envisionreports.com/SilvercorpMetalsAGS2014 or on SEDAR at www.sedar.com. The Meeting Materials will be available on these websites on August 8, 2014 and will remain on the website for one full year thereafter.

Shareholders who wish to receive paper copies of the Meeting Materials may request copies by calling toll free in North America 1-866-962-0498 or direct, from outside of North America by calling 514-982-8716 and entering your control number as indicated on you Proxy or Voting Instruction Form. Meeting Materials will be sent to such Shareholders at no cost to them within three business days of their request if such requests are made before the Meeting. To obtain paper copies of the material after the Meeting, please call 1-888-224-1881.

If you have any questions call toll free: 1-866-964-0492 or email www.computershare.com/noticeandaccess to find out more about notice and access.

DATED at the City of Vancouver, in the Province of British Columbia, this the 5th day of August, 2014.

BY ORDER OF THE BOARD OF DIRECTORS

“Rui Feng”
Dr. Rui Feng
Chairman and Director

Have questions about this notice? Call the Toll Free Number below or scan the QR code to find out more.
1-866 964-0492 Toll Free
www.computershare.com/ noticeandaccess

Notice of Availability of Proxy Materials for
SILVERCORP METALS INC. Annual General and Special Meeting

Meeting Date and Location:

When:	September 19, 2014	Where:	Suite 1378 - 200 Granville Street, Vancouver, BC ,
	10:00 am (Pacific Time)		V6C 1S4

You are receiving this notice to advise that the proxy materials for the above noted securityholders' meeting are available on the Internet. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We remind you to access and review all of the important information contained in the information circular and other proxy materials before voting.

The information circular and other relevant materials are available at:

www.envisionreports.com/SilvercorpMetalsAGS2014

OR

www.sedar.com

How to Obtain Paper Copies of the Proxy Materials

Securityholders may request to receive paper copies of the current meeting materials by mail at no cost. Requests for paper copies may be made using your Control Number as it appears on your enclosed Proxy or Voting Instruction Form. To ensure you receive the materials in advance of the voting deadline and meeting date, all requests must be received no later than September 9, 2014. If you do request the current materials, please note that another Proxy or Voting Instruction Form will not be sent; please retain your current one for voting purposes.

Request materials by calling Toll Free, within North America - 1-866-962-0498 or direct, from Outside of North America - (514) 982-8716 and entering your control number as indicated on your Proxy or Voting Instruction Form.

To obtain paper copies of the materials after the meeting date, please contact 1-888-224-1881

Securityholder Meeting Notice

The resolutions to be voted on at the meeting are listed below along with the Sections within the Information Circular where disclosure regarding the matter can be found.

1.	Number of Directors - Number of Directors

2.	Election of Directors - Election of Directors

3.	Appointment of Auditors - Appointment of Auditors

4.	Approval of Shareholder Rights Plan - Approval of Shareholder Rights Plan

5.	Approval of Advance Notice Policy - Confirmation and Approval of Advance Notice Policy

Voting

PLEASE NOTE - YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities you must vote using the methods reflected on your enclosed Proxy or Voting Instruction Form. Your Proxy/Voting Instruction Form must be received by 10:00 am, Pacific Time on September 17, 2014.

PLEASE VIEW THE INFORMATION CIRCULAR PRIOR TO VOTING

Annual Financial statement delivery

  Only Registered and Beneficial holders who opted to receive one